POLICY FOR NOMINATION AND SUCCESSION OF MEMBERS OF THE BOARD OF DIRECTORS, COMMITTEES RELATED TO THE BOARD OF DIRECTORS, AND BOARD OF OFFICERS OF ITAÚ UNIBANCO HOLDING S.A. 1. OBJECTIVE This Policy aims to establish criteria and minimum requirements for the nomination and succession of members of the Board of Directors, Committees related to the Board of Directors, and Board of Officers of financial institutions and other regulated companies of the Itaú Unibanco Conglomerate. Additionally, it seeks to consolidate internal procedures and formalize practices that ensure the continuity of corporate governance, in compliance with current regulations and best market practices. 2. TARGET AUDIENCE This Policy applies to Itaú Unibanco Holding S.A. and all financial institutions and regulated companies that are part of the Itaú Unibanco Conglomerate in Brazil. 3. BASIC PRINCIPLES FOR NOMINATION AND SUCCESSION Compliance with Regulations and Internal Documents Nominations must strictly follow the Bylaws, Internal Regulations, Code of Ethics, and current legislation. These documents provide fundamental guidelines to ensure that the nomination and succession processes are transparent, ethical, and aligned with the interests of shareholders and the market. Member Qualification Nominated members must be highly qualified professionals with technical, professional, and/or academic experience and availability to perform the role. Additionally, they must possess high standards of conduct and business ethics, aligned with Itaú Unibanco's values and culture. An unblemished reputation is an essential requirement, defined as the quality of being a person of integrity and recognized moral standing. Candidates must not have legal impediments, criminal convictions, or be declared bankrupt or insolvent. Diversity and Complementarity The nomination process should consider individuals with different characteristics and profiles, promoting diversity and complementarity of skills. This includes considering criteria such as gender, race, age, sexual orientation, and people with disabilities, considering their specific experiences and skills. Diversity not only enriches strategic discussions but also reflects the Company's commitment to inclusive and sustainable practices. Succession Planning Succession must be planned to ensure the continuity and performance of the organization. This planning should ensure that the Company has qualified professionals to occupy strategic positions, preserving its value and aligning with long-term strategies. Selection Criteria The selection of candidates should consider aspects such as: • Technical capacity: Knowledge and specific skills for the role. • Managerial capacity: Competence to lead teams and make strategic decisions. • Interpersonal skills: Communication, teamwork, and leadership abilities. • Regulatory knowledge: Familiarity with applicable legislation and regulations in the financial sector. • Alignment with culture and values: Identification with Itaú Unibanco's ethical and strategic principles. 4. NOMINATION AND SUCCESSION PROCESS FOR THE BOARD OF DIRECTORS Annual Evaluation The composition of the Board of Directors will be evaluated annually to ensure that the competencies of its members are complementary and aligned with the Company's strategic needs. This evaluation should consider market changes, new regulations, and emerging challenges. Re-election Criteria The re-election of members will be based on performance during the previous mandate, accumulated experience, and attendance at meetings. These criteria ensure that re-elected members continue to contribute to the excellence of corporate governance. Age Limits To ensure renewal and alignment with best practices, there are age limits for election: 73 years for President or Co-President and 70 years for other members. These limits promote a balance between experience and renewal. Independent Members The Board must be composed of at least one-third independent members, according to criteria established in the Corporate Governance Policy. In cases of fractions, the number will be rounded to the nearest whole number. Independent members are essential to ensure impartiality and transparency in decisions. Diversity of Experience It is recommended that the Board of Directors include professionals with experience in the financial sector and diverse topics such as sustainability, innovation, and technology. This diversity broadens the strategic vision and strengthens the Company's adaptability. 5. NOMINATION PROCESS FOR COMMITTEE MEMBERS The Committees subordinate to the Board include: Audit Committee, Risk and Capital Management Committee, People Committee, Nomination and Corporate Governance Committee, Strategy Committee, Compensation Committee, Related Parties Committee, Social, Environmental, and Climate Responsibility Committee, and Customer Experience Committee. Election Criteria Committee members will be elected annually by the Board, considering their experience and knowledge in the area of activity. Re-election The re-election of members will be based on criteria such as performance during the mandate, accumulated experience, and attendance at meetings. Committee Composition • The Audit Committee will be entirely composed of independent members, with at least one designated as a Financial Expert, according to applicable regulations. • The Related Parties Committee will be exclusively composed of independent members, ensuring impartiality in decisions. • The Compensation Committee will be composed of non-executive members, with at least one being a non-administrator. • The Nomination and Corporate Governance Committee will be entirely composed of non-executive members, reinforcing independence and objectivity in decisions. 6. NOMINATION AND SUCCESSION PROCESS FOR THE EXECUTIVE BOARD Executive Nomination The Board of Directors will nominate executives who can balance the interests of the Company, shareholders, and society, guided by ethics, social and environmental responsibility, and aligned with long-term strategies. Board of Officers Composition The Board of Officers includes the positions of Chief Executive Officer and Directors, as established by the Board of Directors, and will be composed of professionals who demonstrate technical, managerial competence, and alignment with the organizational culture. Re-election Criteria The re-election of Directors will be based on annual performance evaluations, considering financial indicators, customer satisfaction, people management, cross-area goals, and alignment with Itaú Unibanco's culture. Selection of the Chief Executive Officer The Chief Executive Officer will be chosen by the Board of Directors with support from the Nomination and Corporate Governance Committee, considering criteria such as competence, professional training, experience, and performance in previous roles. 7. FUNCTION OF THE NOMINATION AND CORPORATE GOVERNANCE COMMITTEE The Committee will be responsible for: identifying, analyzing, and proposing candidates to the Board of Directors, ensuring that selection criteria are aligned with best governance practices; periodically reviewing the criteria for defining independent, non-executive, and executive directors, recommending adjustments as necessary; evaluating the functioning of the Board of Directors and making recommendations on succession of positions; and assisting in identifying qualified directors for the Committees subordinate to the Board of Directors, ensuring regulatory requirements are met. 8. RECRUITMENT The Company will prioritize the retention and development of internal talents, promoting lateral mobility and growth opportunities. When necessary, it will seek highly qualified external professionals, aligned with market trends and the organization's strategic needs. 9. RETENTION Itaú Unibanco maintains the Stock Grant Plan to align the interests of administrators with those of shareholders, promoting risk-sharing and encouraging talent retention. The Plan includes Variable Stock Compensation programs, Fixed Stock Compensation, and Partner Program, in compliance with applicable regulations. 10. TRAINING The Company will offer training programs, workshops, courses, and lectures for the continuous improvement of administrators, ensuring they are updated with best market practices. New Board of Directors members will participate in immersion programs to get to know the Company's executive areas and familiarize themselves with its structure and culture. 11. RELATED DOCUMENTS Related Internal Policies: • Stock Grant Plan. • Internal Regulations of the Nomination and Corporate Governance Committee. • Internal Regulations of the Board of Directors. • Internal Regulations of the Board of Officers. 12. APPROVAL This Policy was reviewed by the Board of Directors on 06.26.2025.